                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-36318

PROSPECTUS

                                  $200,000,000

                              INCYTE GENOMICS, INC.

                  5.5% CONVERTIBLE SUBORDINATED NOTES DUE 2007
        AND SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

                             ----------------------

        The notes and shares may be offered and sold at various times by the securityholders identified in this prospectus.

        The notes are due on February 1, 2007. We will pay interest on the notes on February 1 and August 1 of each year, beginning August 1, 2000.

        You may convert your notes at any time after May 15, 2000 and prior to maturity into shares of our common stock at a conversion price of $134.839 per share, which is equivalent to a conversion rate of 7.4163 shares of our common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment under the terms of the notes. The notes are general, unsecured obligations that are subordinated to all existing and future senior indebtedness.

        We may redeem any portion of the notes at any time prior to February 1, 2007 if specific circumstances are satisfied. You may require us to repurchase your notes upon a change in control, subject to specified exceptions.

        Our common stock is traded on the Nasdaq National Market under the symbol "INCY." The last reported sale price of our common stock on the Nasdaq National Market on August 1, 2000 was $85.00 per share.

                             ----------------------

        INVESTING IN THE NOTES AND OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 3.

                             ----------------------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             ----------------------

                 The date of this prospectus is August 2, 2000

        You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.


                              INCYTE GENOMICS, INC.

        We provide products and services based on genomic information. Genomics involves the analysis of genetic information and its relationship to disease. We develop and sell the following products and services:

        -  genomic databases that include

           - our proprietary and publicly available genomic information, including the order, or sequence, of the molecules, or bases, in the DNA comprising genes,

           - information regarding variations in a single base between two individuals, which are referred to as single nucleotide polymorphisms or SNPs, and

           - gene expression information, which is information regarding the extent to which specific genes in a cell are active in specified conditions;

        -  software that helps to analyze and manage genomic data;

        - microarray-based gene expression services that use microarrays, which are silicon or glass chips that have different DNA fragments, or probes, located in known positions on the chips, to obtain gene expression information; and

        - physical copies of genes or gene fragments in our databases, called bioreagents, and related services.

        We focus on providing integrated products and services designed to assist pharmaceutical and biotechnology companies in the discovery and development of new drugs and diagnostic tests. Our products and services can be applied to gene discovery, understanding the genetic bases for diseases, identifying new molecules that may play a role in the disease process, referred to as drug targets, and the discovery and correlation of variations in the sequence of individual genes to disease.

        Incyte and LifeSeq are our registered trademarks. GEM is our trademark. We also refer to trademarks of other corporations and organizations in this prospectus.

        Incyte was incorporated in Delaware in 1991. We changed our name from Incyte Pharmaceuticals, Inc. to Incyte Genomics, Inc. in June 2000. Our executive offices are located at 3160 Porter Drive, Palo Alto, California 94304 and our telephone number is (650) 855-0555.


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
                                  RISK FACTORS

                  RISKS RELATING TO THE NOTES AND COMMON STOCK

WE MAY NOT HAVE SUFFICIENT CASH FLOW FROM OUR BUSINESS TO PAY THE NOTES

        Our ability to pay the principal of and interest on our debt, including the notes, will depend in part on our future performance. We have substantial amounts of outstanding indebtedness, which consists primarily of the notes. A variety of uncertainties and contingencies can affect our future performance. Many of these uncertainties and contingencies are beyond our control. We may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our debt when due. For the year ended December 31, 1999, our earnings were insufficient to cover our fixed charges by $21.9 million. We also expect to add additional equipment loans and lease lines to finance capital expenditures and may obtain additional long term debt, working capital lines of credit and lease lines. We cannot assure you that any financing arrangements will be available. If we add additional debt, our cash flow requirements would increase.

WE HAVE A LARGE AMOUNT OF DEBT AND OUR DEBT SERVICE OBLIGATIONS MAY PREVENT US FROM TAKING ACTIONS THAT WE WOULD OTHERWISE CONSIDER TO BE IN OUR BEST INTERESTS

        As of June 30, 2000, we had

        -  total consolidated debt of approximately $203.3 million, and

        -  stockholders' equity of approximately $601.9 million, and

        - a deficiency of earnings available to cover fixed charges of $13.5 million for the six months ended June 30, 2000.

        A variety of uncertainties and contingencies will affect our future performance, many of which are beyond our control. We may not generate sufficient cash flow in the future to enable us to meet our anticipated fixed charges, including our debt service requirements with respect to the $200 million of convertible subordinated notes we sold in February 2000. The following table shows the aggregate amount of our principal and interest payments due in each of the five years:

        Year              Aggregate Principal       Aggregate Interest
        ----              -------------------       ------------------
        2000                  $796,000                 $ 5,531,000
        2001                        --                  11,000,000
        2002                        --                  11,000,000
        2003                        --                  11,000,000
        2004                        --                  11,000,000

        Our substantial proportion of debt to equity, or leverage, could have significant negative consequences for our future operations, including:

        - increasing our vulnerability to general adverse economic and industry conditions;

        -  limiting our ability to obtain additional financing;

        - requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including working capital and capital expenditures;

        - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; or


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

        - placing us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

IF WE BECOME INSOLVENT, WE MAY NOT HAVE SUFFICIENT ASSETS TO PAY OUR OBLIGATIONS UNDER THE NOTES

        The notes are general unsecured obligations. We may repay the notes only after we have repaid all of our existing and future senior indebtedness. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default on the notes and in specific other events, we may pay the principal of and interest on the notes only after we pay all of our senior indebtedness in full. Sufficient assets may not remain to pay amounts due on any or all of the notes then outstanding. Assets of our subsidiaries also will not be available to pay obligations on the notes until our subsidiaries repay their own indebtedness and other liabilities, including trade payables. The indenture, which is the contract governing the notes, does not prohibit or limit us or our subsidiaries from incurring senior indebtedness or other indebtedness and other liabilities. If we or our subsidiaries incur other indebtedness or liabilities, our ability to pay obligations on the notes could be harmed. As of June 30, 2000, our subsidiaries had approximately $2.2 million of liabilities that would have to be paid before assets of our subsidiaries would be available to pay obligations under the notes. We anticipate that from time to time we will incur additional indebtedness, including senior indebtedness.

BECAUSE WE MAY BE UNABLE TO RAISE THE FUNDS NECESSARY TO PURCHASE THE NOTES IN THE EVENT OF A CHANGE IN CONTROL, A CHANGE IN CONTROL MAY CAUSE A DEFAULT ON THE NOTES

        In the event of a change in control, you will have the right, at your option, to require us to purchase all or any part of your notes. If a change in control occurs, we may be unable to pay the purchase price of your notes. Our ability to purchase the notes in that event may be limited by law or the terms of other agreements relating to our debt. We may be required to refinance our senior indebtedness in order to make any such payment. We may not have the financial ability to purchase the notes if payment of our senior indebtedness is accelerated. The term "change in control" is limited to specified transactions. It may not include some subsidiary mergers as a result of which our stockholders hold less than 50% of a combined company or other events that might harm our financial condition or result in a downgrade of any credit rating of the notes. The requirement that we offer to purchase the notes upon a change in control does not necessarily give you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction. The term "change in control" does not apply to a merger or similar transaction in which 90% of the consideration paid for our common stock consists of common stock and the consideration represents a higher price than the conversion price of the notes. The term "change in control" also does not apply in other circumstances where our common stock is trading at a higher price than the conversion price of the notes. See "Description of Notes--Right to Require Purchase of Notes upon a Change in Control" below.

IF AN ACTIVE TRADING MARKET FOR THE NOTES DOES NOT DEVELOP, THEN THE MARKET PRICE OF THE NOTES COULD DECLINE AND YOU MAY BE UNABLE TO SELL YOUR NOTES

        The notes are eligible for trading in the PORTAL Market of the National Association of Securities Dealers, Inc. Although the initial purchasers of the notes have advised us that they intend to make a market in the notes, they are not obligated to do so and may discontinue market making activities at any time without notice. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system. We cannot ensure that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline or you may be unable to sell your notes. As a result, you may be required to bear the financial risk of your investment in the notes for an indefinite period of time.


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
OUR STOCK PRICE HAS BEEN AND WILL LIKELY CONTINUE TO BE VOLATILE, AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID

        Our stock price has been and is likely to continue to be highly volatile. For example, our stock price has since the beginning of 2000 traded as high as $289.06 on February 25, 2000 and as low as $43.38 on May 24, 2000. Our stock price could fluctuate significantly due to a number of factors, including:

        -  variations in our actual or anticipated operating results;

        -  sales of substantial amounts of our stock;

        - announcements about us or about our competitors, including technological innovation or new products or services;

        - litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

        - conditions in the life sciences, pharmaceuticals or genomics industries;

        -  governmental regulation and legislation; and

        - changes in securities analysts' estimates of our performance, or our failure to meet analysts' expectations.

Many of these factors are beyond our control.

        In addition, the stock markets in general, and the Nasdaq National Market and the market for life sciences and technology companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.

        In the past, companies that have experienced volatility in the market prices of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could affect our profitability.

                         RISKS RELATING TO OUR BUSINESS

WE HAVE HAD ONLY LIMITED PERIODS OF PROFITABILITY, WE EXPECT TO INCUR LOSSES IN THE FUTURE AND WE MAY NOT RETURN TO PROFITABILITY

        We had net losses from inception in 1991 through 1996 and again incurred net losses in 1999 and the six months ended June 30, 2000. Because of those losses, we had an accumulated deficit of $69.9 million as of June 30, 2000. In 2000, we intend to continue to spend significant amounts on new product and technology development, including making our products available online, and to increase our investment in marketing, sales and customer service. The amounts we intend to spend on new product and technology development include spending for our efforts to determine the sequence of genes, or genomic sequencing, determine gene functions, develop database and software products such as our gene expression database, discover SNPs, expand research and development alliances, and develop electronic commerce products. As a result, we expect to report a net loss for the year ending December 31, 2000. We may report net losses in future periods as well. We will not return to profitability unless we will not return to profitability unless we increase our revenues.

TO GENERATE SIGNIFICANT REVENUES AND RETURN TO PROFITABILITY, WE MUST OBTAIN ADDITIONAL DATABASE COLLABORATORS AND RETAIN EXISTING COLLABORATORS

        As of June 30, 2000, we had over 20 database agreements. If we are unable to enter into additional agreements we will not generate additional revenues. Also, our current database collaborators may choose not to


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

renew their agreements upon expiration. Our database revenues are also affected by the extent to which existing collaborators expand their agreements with us to include our new database products and the extent that existing collaborators reduce the number of products or services for which they subscribe. Some of our database agreements require us to meet performance obligations. A database collaborator can terminate its agreement before the end of its scheduled term if we breach the agreement and fail to cure the breach within a specified period.

        OUR LONGER-TERM STRATEGY FOR PROFITABILITY INCLUDES LICENSES UNDER OUR GENE-RELATED INTELLECTUAL PROPERTY TO OUR DATABASE COLLABORATORS, BUT THESE LICENSES WILL NOT CONTRIBUTE TO REVENUES FOR SEVERAL YEARS, AND MAY NEVER RESULT IN REVENUES

        Part of our strategy is to license to database collaborators our know how and patent rights associated with the genetic information in our proprietary databases, for use in the discovery and development of potential pharmaceutical, diagnostic or other products. Any potential product that is the subject of such a license will require several years of further development, clinical testing and regulatory approval before commercialization. Therefore, milestone or royalty payments from these collaborations may not contribute to revenues for several years, if at all.

IF WE ARE NOT ABLE TO GENERATE SIGNIFICANT REVENUES FROM EXPRESSION DATABASES AND MICROARRAY SERVICES, WE MAY NOT BE PROFITABLE

        We acquired Synteni, Inc. in January 1998 to provide microarray services and to generate information for our gene expression database. The contribution of our microarray operations to our operating results depends on whether we can continue to obtain high-volume customers for microarray services and expression databases, whether we can continue to increase our microarray production capacity in a timely manner and with consistent volumes and quality, and the costs associated with increasing our microarray production capacity.

OUR OPERATING RESULTS ARE UNPREDICTABLE, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE AND RESULT IN LOSSES TO INVESTORS

        Our operating results are unpredictable and may fluctuate significantly from period to period, which may cause our stock price to decline and result in losses to investors. Some of the factors that could cause our operating results to fluctuate include:

        - changes in the demand for our products and services, including our database business;

        - the introduction of competitive databases or services, including databases of publicly available, or public domain, genetic information;

        - the nature, pricing and timing of other products and services provided to our collaborators;

        - acquisition, licensing and other costs related to the expansion of our operations, including operating losses of acquired businesses;

        - losses and expenses related to our investments in joint ventures and businesses;

        - regulatory developments or changes in public perceptions relating to the use of genetic information and the diagnosis and treatment of disease based on genetic information;

        - changes in intellectual property laws that affect our rights in genetic information that we sell;

        - payments of milestones, license fees or research payments under the terms of our increasing number of external alliances; and

        - expenses related to, and the results of, litigation and other proceedings relating to intellectual property rights, including the lawsuits filed by Affymetrix, Inc.


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

        We have significant fixed expenses, due in part to our need to continue to invest in product development and extensive support for our database collaborators. We may be unable to adjust our expenditures if revenues in a particular period fail to meet our expectations, which would harm our operating results for that period. Forecasting operating and integration expenses for acquired businesses may be particularly difficult, especially where the acquired business focuses on technologies that do not have an established market. We believe that period-to-period comparisons of our financial results will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, our stock price will likely fall, possibly by a significant amount.

OUR INDUSTRY IS INTENSELY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, OUR REVENUES MAY DECLINE

        We compete in markets that are new, intensely competitive, rapidly changing, and fragmented. Many of our current and potential competitors have greater financial, human and other resources than we do. If we cannot respond quickly to changing customer requirements, secure intellectual property positions, or adapt quickly and obtain access to new and emerging technologies, our revenues may decline. Our competitors include

        -  Celera Genomics Group of PE Corporation,

        -  CuraGen Corporation,

        -  Gene Logic Inc.,

        -  Human Genome Sciences, Inc.,

        -  major pharmaceutical companies, and

        - universities and other research institutions, including The SNP Consortium, which is funded by a number of pharmaceutical companies, and those receiving funding from the federally funded Human Genome Project.

        The human genome contains a finite number of genes. Our competitors may seek to identify, sequence and determine the biological function of numerous genes in order to obtain a proprietary position with respect to new genes.


        In addition, we face competition from companies who are developing and may seek to develop new technologies for discovering the functions of genes, gene expression information, including microarray technologies, discovery of variations among genes and related technologies. Also, if we are unable to obtain the technology we currently use or new advanced technology on acceptable terms, but other companies are, we will be unable to compete.

        We also face competition from providers of software. A number of companies have announced their intent to develop and market software to assist pharmaceutical companies and academic researchers in managing and analyzing their own genomic data and publicly available data. If pharmaceutical companies and researchers are able to manage their own genomic data, they may not subscribe to our databases.

        Extensive research efforts resulting in rapid technological progress characterize the genomics industry. To remain competitive, we must continue to expand our databases, improve our software, and invest in new technologies. New developments will probably continue, and discoveries by others may render our services and potential products noncompetitive.

IF PATENT POSITIONS BECOME PUBLICLY AVAILABLE, OR IF OUR COMPETITORS PUBLICLY DISCLOSE THEIR DISCOVERIES, OUR REVENUES COULD DECLINE

        Our competitors may discover and establish patent positions with respect to the genes in our databases. Our competitors and other entities who engage in discovering the way in which genes are ordered in DNA may also make the results of their sequencing efforts publicly available. Currently, academic institutions and other


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laboratories participating in the Human Genome Project make their gene sequence information available through a number of publicly available databases, including the GenBank database. Also, Celera Genomics Group has publicly stated that it is committed to make available to the public basic human sequence data. The public availability of these discoveries or resulting patent positions covering substantial portions of the human genome could reduce the potential value of our databases to our collaborators. It could also impair our ability to realize royalties or other revenue from any commercialized products based on this genetic information.

WE ARE INVOLVED IN PATENT LITIGATION, WHICH IF NOT RESOLVED FAVORABLY COULD REQUIRE US TO PAY DAMAGES AND STOP SELLING AND USING MICROARRAY PRODUCTS

        We are currently involved in patent litigation. If we lose this litigation we could be prevented from producing and using our microarray products and be required to pay damages. In January 1998, Affymetrix filed a lawsuit in federal court alleging infringement of U.S. patent number 5,445,934 by both Synteni and Incyte. The complaint alleges that Synteni and Incyte infringed the `934 patent by making, using, selling, importing, distributing or offering to sell high density arrays in the United States and that this infringement was willful. Affymetrix seeks a permanent injunction enjoining Synteni and Incyte from further infringement of the `934 patent and seeks damages, costs, attorneys' fees and interest. Affymetrix also requests triple damages based on allegedly willful infringement.

        In September 1998, Affymetrix filed an additional lawsuit alleging infringement of U.S. patent numbers 5,744,305 and 5,800,992 by Synteni and Incyte. The complaint alleges that Synteni and Incyte infringed the '305 patent has been infringed by Synteni's and Incyte's making, using, selling, importing, distributing or offering to sell high density arrays in the United States. It also alleges that Synteni and Incyte infringed the '992 patent by using their GEM microarray technology to conduct gene expression monitoring using two-color labeling and that this infringement was willful. Affymetrix had sought a preliminary injunction enjoining Synteni and Incyte from using GEM microarray technology to conduct this kind of gene expression monitoring, and a permanent injunction enjoining Synteni and Incyte from further infringing the '305 and '992 patents.

        The lawsuits were initially filed in the United States District Court for the District of Delaware. In November 1998, the court granted Incyte's motion to transfer the suits to the United States District Court for the Northern District of California. Affymetrix's request for a preliminary injunction was denied in May 1999. As a result of the assignment of the cases to a new judge, all scheduled trial and pretrial dates have been vacated. The court is expected to set a new schedule in July 2000.

        In April 1999, the Board of Patent Appeals and Interferences of the United States Patent and Trademark Office declared interferences between pending patent applications licensed exclusively to us and the Affymetrix '305 and '992 patents. The Board of Patent Appeals and Interferences invokes an interference proceeding when more than one patent applicant claims the same invention and, during the proceeding, evaluates all relevant facts and makes a determination as to who, if anyone, is entitled to the patent on the disputed invention. In September 1999, the Board of Patent Appeals and Interferences ruled that patents licensed by Incyte and Synteni from Stanford University were not entitled to priority over corresponding claims in the two Affymetrix patents. We are seeking de novo review in the United States District Court for the Northern District of California.

        We believe we have meritorious defenses and intend to defend these suits vigorously. However, our defense may be unsuccessful. At this time, we cannot reasonably estimate the possible range of any loss resulting from these suits due to uncertainty about the ultimate outcome. We have spent and expect to continue to spend a significant amount of money and management time on this litigation. Also, if we are required to license any technology as a result of these suits, we do not know whether we will be able to do so on commercially acceptable terms, if at all. This litigation may also affect our potential customers' willingness to use our microarray services and gene expression databases, which could affect our revenues.

IF WE ARE SUBJECT TO ADDITIONAL LITIGATION AND INFRINGEMENT CLAIMS, THEY COULD BE COSTLY AND DISRUPT OUR BUSINESS

        The technology that we use to develop our products, and the technology that we incorporate in our products, may be subject to claims that they infringe the patents or proprietary rights of others. The risk of this occurring will tend to increase as the genomics, biotechnology and software industries expand, more patents are issued and other companies attempt to discover genes and SNPs and engage in other genomic-related businesses.


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

        As is typical in the genomics, biotechnology and software industries, we have received, and we will probably receive in the future, notices from third parties alleging patent infringement. We believe that we are not infringing the patent rights of any third parties. Except for Affymetrix, no third party has filed a patent lawsuit against us.

        We may, however, be involved in future lawsuits alleging patent infringement or other intellectual property rights violations. In addition, litigation may be necessary to:

        -  assert claims of infringement;

        -  enforce our patents;

        -  protect our trade secrets or know-how; or

        - determine the enforceability, scope and validity of the proprietary rights of others.

        We may be unsuccessful in defending or pursuing these lawsuits. Regardless of the outcome, litigation can be very costly and can divert management's efforts. An adverse determination may subject us to significant liabilities or require us to seek licenses to other parties' patents or proprietary rights. We may also be restricted or prevented from manufacturing or selling our products and services. Further, we may not be able to obtain any necessary licenses on acceptable terms, if at all.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY INFORMATION, WHICH MAY RESULT IN ITS UNAUTHORIZED USE AND A LOSS OF REVENUE

        Our business and competitive position depend upon our ability to protect our proprietary database information and software technology. Despite our efforts to protect this information and technology, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Although our database subscription agreements require our subscribers to control access to our databases, policing unauthorized use of our databases and software may be difficult.

        We pursue a policy of having our employees, consultants and advisors execute proprietary information and invention agreements when they begin working for us. However, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure.

        Our means of protecting our proprietary rights may not be adequate, and our competitors may:

        - independently develop substantially equivalent proprietary information and techniques;

        -  otherwise gain access to our proprietary information; or

        - design around patents issued to us or our other intellectual property.

IF THE INVENTIONS DESCRIBED IN OUR PATENT APPLICATIONS ON FULL-LENGTH OR PARTIAL GENES ARE FOUND TO BE UNPATENTABLE, OUR ISSUED PATENTS ARE NOT ENFORCED OR OUR PATENT APPLICATIONS CONFLICT WITH PATENT APPLICATIONS FILED BY OTHERS, OUR REVENUES MAY DECLINE

        One of our strategies is to file patent applications on what we believe to be novel full-length and partial genes and SNPs obtained through our efforts to discover the order, or sequence, of the molecules, or bases, of genes. We have filed U.S. patent applications in which we claimed partial sequences of some genes. We have also applied for patents in the U.S. and other countries claiming full-length gene sequences associated with cells and tissues involved in our gene sequencing program. We hold a number of issued U.S. patents on full-length genes and one issued U.S. patent claiming multiple partial gene sequences. While the United States Patent and Trademark Office has issued patents covering full-length genes, partial gene sequences and SNPs, the Patent and Trademark Office may choose to interpret new guidelines for the issuance of patents in a more restrictive manner in the future, which could impact the issuance of our pending patent applications. We also do not know whether or how courts may


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

enforce our issued patents, if that becomes necessary. If a court finds these types of inventions to be unpatentable, or interprets them narrowly, the value of our patent portfolio and possibly our revenues could be diminished.

        We believe that some of our patent applications claim genes and partial sequences of genes that may also be claimed in patent applications filed by others. In some or all of these applications, a determination of priority of inventorship may need to be decided in an interference before the United States Patent and Trademark Office, before a patent is issued. If a full-length or partial length sequence for which we seek a patent is issued to one of our competitors, we may be unable to include that full-length or partial length sequence on a microarray or in a library of bioreagents. This could result in a loss of revenues.

IF THE EFFECTIVE TERM OF OUR PATENTS IS DECREASED DUE TO CHANGES IN THE U.S. PATENT LAWS OR IF WE NEED TO REFILE SOME OF OUR PATENT APPLICATIONS, THE VALUE OF OUR PATENT PORTFOLIO AND THE REVENUES WE DERIVE FROM IT MAY BE DECREASED

        The value of our patents depends in part on their duration. A shorter period of patent protection could lessen the value of our rights under any patents that we obtain and may decrease the revenues we derive from our patents. The U.S. patent laws were amended in 1995 to change the term of patent protection from 17 years from patent issuance to 20 years from the earliest effective filing date of the application. Because the average time from filing to issuance of biotechnology applications is at least one year and may be more than three years depending on the subject matter, a 20-year patent term from the filing date may result in substantially shorter patent protection. Also, we may need to refile some of our applications claiming large numbers of gene sequences and, in these situations, the patent term will be measured from the date of the earliest priority application. This would shorten our period of patent exclusivity and may decrease the revenues that we might obtain from the patents.

INTERNATIONAL PATENT PROTECTION IS PARTICULARLY UNCERTAIN, AND IF WE ARE INVOLVED IN OPPOSITION PROCEEDINGS IN FOREIGN COUNTRIES, WE MAY HAVE TO EXPEND SUBSTANTIAL SUMS AND MANAGEMENT RESOURCES

        Biotechnology patent law outside the United States is even more uncertain than in the United States and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors foreign patents, which could result in substantial costs and diversion of our efforts.

IF OUR NEW PROGRAMS RELATING TO THE ROLE OF GENETIC VARIATION IN DISEASE AND DRUG RESPONSE ARE NOT SUCCESSFUL, THEY MAY NOT GENERATE SIGNIFICANT REVENUES OR RESULT IN PROFITABLE OPERATIONS

        We recently began to focus part of our business on developing information-based and other products and services to assist pharmaceutical companies in a new and unproven area: the identification and correlation of variation in genetic composition to disease and drug response. We will incur significant costs over the next several years in expanding our research and development in this area. These activities may never generate significant revenues or profitable operations.

        This new aspect of our business will focus on single nucleotide polymorphisms or SNPs, one type of genetic variation. The role of SNPs in disease and drug response is not fully understood, and relatively few, if any, therapeutic or diagnostic products based on SNPs have been developed and commercialized. Among other things, demand in this area may be adversely affected by ethical and social concerns about the confidentiality of patient-specific genetic information and about the use of genetic testing for diagnostic purposes.

        Except for a few anecdotal examples, there is no proof that SNPs have any correlation to diseases or a patient's response to a particular drug or class of drug. Identifying statistically significant correlations is time-consuming and could involve the collection and screening of a large number of patient samples. We do not know if the SNPs we have discovered to date are suitable for these correlation studies because the variations we discovered may not occur frequently enough to justify use by a pharmaceutical company.

        Our success in this area will also depend upon our ability to develop, use and enhance new and relatively unproven technologies. Among other things, we will need to continue to improve the throughput of our SNP-discovery technology. We may not be able to achieve these necessary improvements, and other factors may impair our ability to develop our SNP-related products and services in time to be competitively available.

IF OUR STRATEGIC INVESTMENTS RESULT IN LOSSES, OUR EARNINGS MAY DECLINE

        We make strategic investments in joint ventures or businesses that complement our business. These investments may:

        - often be made in securities lacking a public trading market or subject to trading restrictions, either of which increases our risk and reduces the liquidity of our investment;

        - require us to record losses and expenses related to our ownership interest, such as the losses we reported in 1997, 1998 and 1999 related to our investment in diaDexus, LLC;

        - require us to record charges related to the acquisition of in-process technologies or for the impairment in the value of the securities underlying our investment; and

        - require us to invest greater amounts than anticipated or to devote substantial management time to the management of research and development relationships and joint ventures.

        The market values of many of these investments fluctuate significantly. We evaluate our long-term equity investments for impairment of their values on a quarterly basis. Impairment could result in future charges to our earnings. These losses and expenses may exceed the amounts that we anticipated.

BECAUSE OUR SALES CYCLE IS LENGTHY, WE MAY SPEND A LOT OF TIME AND MONEY TRYING TO OBTAIN NEW OR RENEWED SUBSCRIPTIONS TO OUR PRODUCTS AND SERVICES BUT MAY BE UNSUCCESSFUL, WHICH COULD HURT OUR PROFITABILITY

        Our ability to obtain new subscribers for our databases, software tools and microarray and other services or to obtain renewals or additions to existing subscriptions depends upon prospective subscribers' perceptions that our products and services can help accelerate drug discovery efforts. Our database sales cycle is typically lengthy because we need to educate our potential subscribers and sell the benefits of our tools and services to a variety of constituencies within potential subscriber companies. In addition, each database subscription and microarray services agreement involves the negotiation of unique terms. We may expend substantial funds and management effort with no assurance that a new, renewed or expanded subscription or services agreement will result. These expenditures, without increased revenues, will negatively impact our profitability. Actual and proposed consolidations of pharmaceutical companies have affected the timing and progress of our sales efforts. We expect that future proposed consolidations will have similar effects.

IF WE ENCOUNTER PROBLEMS IN MEETING CUSTOMERS' SOFTWARE NEEDS, OUR REVENUES COULD DECLINE AND WE COULD LOSE OUR CUSTOMERS' GOODWILL

        Our databases require software support and will need to incorporate features determined by database collaborators. If we experience delays or difficulties in implementing our database software or collaborator-requested features, we may be unable to service our collaborators, which could result in a loss of revenues and customer goodwill.

WE HAVE ENCOUNTERED DIFFICULTIES INTEGRATING COMPANIES WE ACQUIRED, AND IF IN THE FUTURE WE CANNOT SMOOTHLY INTEGRATE BUSINESSES WE ACQUIRE, OUR OPERATIONS AND FINANCIAL RESULTS COULD BE HARMED

        As part of our business strategy, we may acquire other assets, technologies and businesses. Our past acquisitions have involved and our future acquisitions may involve risks such as the following:

        -  we may be exposed to unknown liabilities of acquired companies;

        - our acquisition and integration costs may be higher than we anticipated and may cause our quarterly and annual operating results to fluctuate;

        - we may experience difficulty and expense in assimilating the operations and personnel of the acquired businesses, disrupting our business and diverting management's time and attention;

        - we may be unable to integrate or complete the development and application of acquired technology;

        - we may experience difficulties in establishing and maintaining uniform standards, controls, procedures and policies;

        - our relationships with key customers of acquired businesses may be impaired, due to changes in management and ownership of the acquired businesses;

        -  we may be unable to retain key employees of the acquired businesses;

        - we may incur amortization expenses if an acquisition results in significant goodwill or other intangible assets; and

        - our stockholders may be diluted if we pay for the acquisition with equity securities.

        In addition, if we acquire additional businesses that are not located near our Palo Alto, California headquarters, we may experience more difficulty integrating and managing the acquired businesses' operations.

IF WE ARE UNABLE TO MANAGE EFFECTIVELY OUR GROWTH, OUR OPERATIONS AND ABILITY TO SUPPORT OUR CUSTOMERS COULD BE AFFECTED, WHICH COULD HARM OUR REVENUES

        We expect to continue to experience significant growth in the number of our employees and the scope of our operations. This growth has placed, and may continue to place, a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems and to hire, train and manage our employees.

        In addition, we must continue to invest in customer support resources as the number of database collaborators and their requests for support increase. Our database collaborators typically have worldwide operations and may require support at multiple U.S. and foreign sites. To provide this support, we may need to open offices in additional locations, which could result in additional burdens on our systems and resources.

WE DEPEND ON KEY EMPLOYEES IN A COMPETITIVE MARKET FOR SKILLED PERSONNEL, AND THE LOSS OF THE SERVICES OF ANY OF OUR KEY EMPLOYEES WOULD AFFECT OUR ABILITY TO ACHIEVE OUR OBJECTIVES

        We are highly dependent on the principal members of our management, operations and scientific staff. Our product development, operations and marketing efforts would be delayed or curtailed if we lose the services of any of these people.

        Our future success also will depend in part on the continued service of our executive management team, key scientific, software, bioinformatics and management personnel and our ability to identify, hire, train and retain additional personnel, including customer service, marketing and sales staff. We experience intense competition for qualified personnel. If we are unable to continue to attract, train and retain these personnel, we may be unable to expand our business.

WE RELY ON A SMALL NUMBER OF SUPPLIERS OF PRODUCTS WE NEED FOR OUR BUSINESS, AND IF WE ARE UNABLE TO OBTAIN SUFFICIENT SUPPLIES, WE WILL BE UNABLE TO COMPETE EFFECTIVELY

        Currently, we use gene sequencing machines supplied by Molecular Dynamics, a subsidiary of Amersham Pharmacia Biotech, Ltd., and chemicals used in the sequencing process, called reagents, supplied by Sigma-Aldrich, Inc., in our gene sequencing operations. If we are not able to obtain additional machines or an adequate supply of reagents or other materials at commercially reasonable rates, our ability to identify genes or genetic variations would be slower and more expensive.

IF THE INFORMATION WE OBTAIN FROM THIRD-PARTY DATA SOURCES IS CORRUPT OR VIOLATES THE LAW, OUR REVENUES AND OPERATING RESULTS COULD DECLINE

        We rely on and include in our databases scientific and other data supplied by others, including publicly available information from sources such as the Human Genome Project. This data could contain errors or other defects, which could corrupt our databases. In addition, we cannot guarantee that our data sources acquired this information in compliance with legal requirements. If this data caused database corruption or violated legal requirements, we would be unable to sell subscriptions to our databases. These lost sales would harm our revenue and operating results.

SECURITY RISKS IN ELECTRONIC COMMERCE OR UNFAVORABLE INTERNET REGULATIONS MAY DETER FUTURE USE OF OUR PRODUCTS AND SERVICES, WHICH COULD RESULT IN A LOSS OF REVENUES

        We plan to make our products available through our website on the Internet and have recently introduced our first online product, the LifeSeq Gene-by-Gene program. Our ability to provide secure transmissions of confidential information over the Internet may limit online use of our products and services by our database collaborators as we may be limited by our inability to provide secure transmissions of confidential information over the Internet. Advances in computer capabilities and new discoveries in the field of cryptography may compromise the security measures we use to protect our website, access to our databases, and transmissions to and from our website. If our security measures are breached, our proprietary information or confidential information about our collaborators could be misappropriated. Also, a security breach could result in interruptions in our operations. The security measures we adopt may not be sufficient to prevent breaches, and we may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, if the security of our website, or the website of another company, is breached, our collaborators may no longer use the Internet when the transmission of confidential information is involved. For example, recent attacks by computer hackers on major e-commerce websites and other Internet service providers have heightened concerns regarding the security and reliability of the Internet.

        Because of the growth in electronic commerce, the United States Congress has held hearings on whether to further regulate providers of services and transactions in the electronic commerce market. The federal government could enact laws, rules and regulations that would affect our business and operations. Individual states could also enact laws regulating the use of the Internet. If enacted, these federal and state laws, rules and regulations could require us to change our online business and operations, which could limit our growth and our development of our online products.

BECAUSE OUR ACTIVITIES INVOLVE THE USE OF HAZARDOUS MATERIALS, WE MAY BE SUBJECT TO COSTLY ENVIRONMENTAL LIABILITY THAT COULD EXCEED OUR RESOURCES

        Our research and development involves the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages, and this liability could exceed our resources.

        We believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material additional capital expenditures for environmental control facilities in the near term. However, we may have to incur significant costs to comply with current or future environmental laws and regulations.

BECAUSE OUR REVENUES ARE DERIVED PRIMARILY FROM THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES, OUR REVENUES MAY FLUCTUATE SUBSTANTIALLY DUE TO REDUCTIONS AND DELAYS IN RESEARCH AND DEVELOPMENT EXPENDITURES

        We expect that our revenues in the foreseeable future will be derived primarily from products and services provided to the pharmaceutical and biotechnology industries as well as to the academic community. Accordingly, our success will depend in large part upon the success of the companies within these industries and their demand for our products and services. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by companies in these industries or by the academic community. These reductions and delays may result from factors such as:

        -  changes in economic conditions;

        -  consolidation in the pharmaceutical industry;

        - changes in the regulatory environment affecting health care and health care providers;

        -  pricing pressures;

        - market-driven pressures on companies to consolidate and reduce costs; and

        -  other factors affecting research and development spending.

These factors are not within our control.

IF A NATURAL DISASTER OCCURS, WE MAY HAVE TO CEASE OR LIMIT OUR BUSINESS OPERATIONS

        We conduct our database, sequencing and a significant portion of our other activities at our facilities in Palo Alto, California, and conduct our microarray-related activities at our facilities in Fremont, California. Both locations are in a seismically active area. Although we maintain business interruption insurance, we do not have or plan to obtain earthquake insurance. A major catastrophe, such as an earthquake or other natural disaster, could result in a prolonged interruption of our business.

                           FORWARD-LOOKING STATEMENTS

        When used in this prospectus, the words "expects," "anticipates," "estimates," "plans," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements as to expected net losses, expected cash flows, the adequacy of capital resources, growth in operations, the ability to commercialize products developed under collaborations and alliances, our ability to complete the sequence of full-length genes in areas of therapeutic interest and file patents on these potential drug targets, our ability to integrate companies and operations that we have acquired or will acquire, our ability to implement online delivery of our database and software products, the scheduling and timing of current and future litigation, our strategy with regard to protecting our proprietary technology, our ability to compete and respond to rapid technological change, and the performance and utility of our products and services. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the extent to which the pharmaceuticals and biotechnology industries use genomic information in research and development, risks relating to development of new products and services and their use by our potential customers and collaborators, our ability to work with our collaborators to meet the goals of our collaborators and alliances, our ability to retain and obtain customers, the cost of accessing or acquiring technologies or intellectual property, the effectiveness of our sequencing efforts, the impact of alternative technological advances and competition, uncertainties associated with changes in patent laws and developments in and expenses related to litigation and interference proceedings, and the risks set forth above under "Risk Factors."

                           PROCEEDS FROM THE OFFERING

        We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus. All proceeds from the sale of the notes and shares will be for the account of the selling securityholders. See "Selling Securityholders" and "Plan of Distribution" below.

                       RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                          YEAR ENDED DECEMBER 31,                            SIX MONTHS
                                        ----------------------------------------------------------         ENDED JUNE 30,
                                        1995         1996          1997         1998          1999              2000
                                        ----         ----          ----         ----          ----         --------------
Ratio of earnings to fixed charges       NM           NM          6.75x         4.88x          NM                NM

        The ratio of earnings to fixed charges is computed by dividing income
(loss) before taxes and losses from joint venture plus fixed charges by fixed charges. Fixed charges consist of interest expense, including interest expense from capital leases, and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases. Earnings were insufficient to cover fixed charges for the years ended December 31, 1995, 1996 and 1999 by approximately $9.9 million, $7.3 million, and $21.9 million, respectively and for the six months ended June 30, 2000 by approximately $13.5 million.

                              DESCRIPTION OF NOTES

        We issued the notes under a contract called an indenture, dated as of February 4, 2000 between us and State Street Bank and Trust Company of California, N.A., as Trustee. The following description is only a summary of the material provisions of the indenture, the notes and the registration rights agreement. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the notes. You may request copies of these documents at our address shown under the caption "Documents Incorporated by Reference." The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

GENERAL

        We issued initially notes with a principal amount of $200,000,000. The notes are unsecured, subordinated obligations of Incyte and will mature on February 1, 2007, unless earlier redeemed at our option as described under "--Redemption of the Notes" below or repurchased by us at a holder's option upon a change in control of Incyte as described under "--Right to Require Purchase of Notes upon a Change in Control" below. Interest on the notes accrues at the rate of 5.5% per year and is payable semiannually in arrears on February 1 and August 1 of each year, commencing on August 1, 2000. Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the holders of record of the notes on the immediately preceding January 15 or July 15, whether or not this day is a business day. Interest on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

        The Indenture does not contain any restriction on

        -  the payment of dividends;

        - the issuance of senior indebtedness, as defined below, or other indebtedness; or

        -  the repurchase of securities of Incyte

and does not contain any financial covenants. Other than as described under "--Right to Require Purchase of Notes upon a Change in Control" below, the indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control of Incyte.

        We will pay the principal of, premium, if any, and interest on the notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Securityholders may register the transfer of their notes at the same location. We reserve the right to pay interest to holders of the notes by check mailed to the holders at their registered addresses or by wire transfer to holders of at least $5,000,000 aggregate principal amount of notes. Except under the limited circumstances described below, the notes have been issued only in fully-registered book-entry form, without coupons, and are represented by two global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

CONVERSION RIGHTS

        A holder may, at any time after May 15, 2000 and before the close of business on the business day immediately preceding the maturity date, convert a note or any portion of a note into shares of common stock initially at the conversion price of $134.839, unless the note or a portion of the note has been previously redeemed or repurchased. The conversion price of $134.839 is equivalent to a conversion rate of 7.4163 shares per $1,000 principal amount of notes. Portions of notes may be converted only if they represent $1,000 or whole multiples of $1,000 of principal amount. The right to convert a note called for redemption will terminate at the close of business on the third business day immediately preceding the date fixed for redemption, unless we default in making the payment due on the redemption date. If a holder of a note has delivered notice of its election to have the note repurchased as a result of a change in control, the note may be converted only if the notice of election is withdrawn as described under "--Right to Require Purchase of Notes upon a Change in Control."

        We will adjust the conversion price if:

        (1) we issue common stock as a dividend or distribution on our common stock;

        (2) we subdivide, combine or reclassify our common stock;

        (3) we issue to substantially all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase common stock at less than the then current market price;

        (4) we distribute to substantially all holders of common stock evidences of our indebtedness, shares of capital stock, securities, cash or property, excluding:

        -  those rights, warrants or options referred to in clause (3) above;

        -  any dividend or distribution paid exclusively in cash; and

        -  any dividend or distribution referred to in clause (1) above;

        (5) we make a cash distribution to substantially all holders of our common stock, that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock made within the preceding 12 months exceeds 12.5% of our aggregate market capitalization on the date of the distribution; or

        (6) we complete a tender or exchange offer for our common stock which involves an aggregate consideration that, together with:

        - any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock concluded within the preceding 12 months and

        - the amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months,

exceeds 12.5% of our aggregate market capitalization on the expiration of the tender or exchange offer. The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

        If we distribute rights or warrants, other than those referred to in clause (3) of the preceding paragraph, pro rata to holders of common stock, so long as the rights or warrants have not expired or been redeemed by us, the holder of any note surrendered for conversion will be entitled to receive, in addition to the shares of common stock issuable upon conversion, the following upon conversion:

        - if conversion occurs on or prior to the date for the distribution of certificates evidencing the rights or warrants, the holder will be entitled to the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of conversion shares is entitled; and

        - if conversion occurs after the distribution date, the holder will be entitled to the same number of rights or warrants to which a holder of the number of shares of common stock into which the note was convertible immediately prior to the distribution date would have been entitled on the distribution date in accordance with the terms and provisions applicable to the rights or warrants.

The conversion price of the notes will not be subject to adjustment on account of any declaration, distribution or exercise of any rights or warrants other than those referred to in clause (3) of the preceding paragraph.

        If our common stock is converted into the right to receive other securities, cash or other property as a result of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions, each note then outstanding would, without the consent of any holders of notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder of the number of shares of common stock which would have been received by a holder immediately prior to the transaction if the holder had converted the note.

        We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based upon the market price.

        Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares of common stock issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount converted together with the note being surrendered. The foregoing sentence shall not apply to notes called for redemption on a redemption date within the period between and including the record date and interest payment date.

        If we make a distribution of property to our stockholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the notes is reduced, this reduction may be deemed to be the receipt of taxable income to holders of the notes.

        In addition, we may make any reductions in the conversion price that our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes or for any other reasons.

SUBORDINATION

        The payment of the principal of, premium, if any, and interest on the notes will, to the extent described in the indenture, be subordinated in right of payment to the prior payment in full of all our senior indebtedness. The holders of all senior indebtedness will first be entitled to receive payment in full of all amounts due or to become due on the senior indebtedness, or provision for payment in money or money's worth, before the holders of the notes will be entitled to receive any payment in respect of the notes, when there is a payment or distribution of assets to creditors upon our:

        -  liquidation;

        -  dissolution;

        -  winding up;

        -  reorganization;

        -  assignment for the benefit of creditors;

        -  marshaling of assets;

        -  bankruptcy;

        -  insolvency; or

        -  similar proceedings.

        No payments on account of the notes or on account of the purchase or acquisition of notes may be made if a default in any payment with respect to senior indebtedness has occurred and is continuing. If (1) there is a default on any senior indebtedness other than a payment default that occurs that permits the holders of that senior indebtedness to accelerate its maturity and (2) the Trustee and Incyte receive the notice required by the indenture, no payments may be made on the notes for up to 179 days in any 365-day period unless the default is cured or waived. By reason of this subordination, in the event of our insolvency, holders of the notes may recover less, ratably, than holders of our senior indebtedness.

        "Senior indebtedness" means:

        - the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of all of our indebtedness or obligations of us to any person for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement;

        - commitment or standby fees due and payable to lending institutions with respect to credit facilities available to us;

        - all of our noncontingent obligations (1) for the reimbursement of any obligor on any letter of credit, banker's acceptance, or similar credit transaction, (2) under interest rate swaps, caps, collars, options, and similar arrangements, and (3) under any foreign exchange contract,

        - currency swap agreement, futures contract, currency option contract, or other foreign currency hedge;

        - all of our obligations for the payment of money relating to capitalized lease obligations;

        - any liabilities of others described in the preceding clauses that we have guaranteed or which are otherwise our legal liability; and

        - renewals, extensions, refundings, refinancings, restructurings, amendments, and modifications of any such indebtedness or guarantee; other than any indebtedness or other obligation of us that by its terms is not superior in right of payment to the notes.

        At June 30, 2000, we had no consolidated senior indebtedness. We expect from time to time to incur indebtedness. The indenture does not limit or prohibit us from incurring senior indebtedness or other indebtedness. See "Risk Factors--Because we may be unable to raise the funds necessary to purchase the notes in the event of a change in control, a change in control may cause a default on the notes."

REDEMPTION OF THE NOTES

    Provisional Redemption

        We may redeem any portion of the notes at any time prior to February 7, 2003, upon at least 20 and no more than 60 days' notice by mail to the holders of the notes, at a redemption price equal to $1,000 per note plus accrued and unpaid interest to the redemption date if:

        (1) the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-trading day period ending on the trading day prior to the mailing of the notice of redemption; and

        (2) the shelf registration statement covering resales of the notes and the common stock is effective and expected to remain effective and available for use for the 30 days following the redemption date.

        If we redeem the notes under these circumstances, we will make an additional "make whole" payment on the redeemed notes equal to $165 per $1,000 note, minus the amount of any interest we actually paid on the note prior to the date we mailed the notice of redemption. We must make these "make-whole" payments on all notes called for redemption, including notes converted after the date we mailed the notice.

    Optional Redemption

        At any time on or after February 7, 2003, we may redeem all or a portion of the notes upon at least 20 and not more than 60 days' notice by mail to the holders of the notes, by paying the applicable redemption price, plus accrued and unpaid interest. The redemption price, expressed as a percentage of the principal amount, is 102.2% if the notes are redeemed in the period beginning February 7, 2003 and ending February 1, 2004, and is as follows for the 12-month periods beginning February 1 shown below:

                       Year                   Redemption Price
                       ----                   ----------------

          2004                                     101.1%
          2005 and thereafter                      100.0%

SELECTION

        If we opt to redeem less than all of the notes at any time, the Trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the Trustee may provide for selection for redemption of portions of the principal amount of any note of a denomination larger than $1,000.

MANDATORY REDEMPTION

        Except as set forth below under "--Right to Require Purchase of Notes upon a Change of Control," we are not required to make mandatory redemption or sinking fund payments with respect to the notes.

RIGHT TO REQUIRE PURCHASE OF NOTES UPON A CHANGE IN CONTROL

        If a change in control occurs, each holder of notes may require that we repurchase the holder's notes on the date fixed by us that is not less than 45 nor more than 60 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase.

        A change in control occurs when:

        (1) any person, or any persons acting together in a manner which would constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, becomes the beneficial owner, directly or indirectly, of our capital stock, entitling the person or persons and its or their affiliates to exercise more than 50% of the total voting power of all classes of our capital stock entitled to vote generally in the election of our directors; or

        (2) we consolidate with or merge into any other person or sell or transfer all or substantially all of our assets to any person other than one of our subsidiaries, or any other person consolidates with or merges into us, other than any consolidation or merger where persons who are our stockholders immediately prior to the transaction become the beneficial owners of more than 50% of the total voting power of the surviving company's capital stock; or

        (3) a majority of our board of directors is not comprised of directors who were members of the board at the beginning of the two-year period before the date of the change or of directors who were nominated or elected by a majority of the board of directors who were members of the board at the beginning of such two-year period or whose nomination or election was previously so approved.

        On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes which is to be paid on the date of repurchase.

        At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock valued at 95% of the average of the closing sales prices of the common stock for the five trading days immediately preceding and including the third day prior to the date of repurchase. We may only pay the repurchase price in common stock if we satisfy conditions provided in the indenture.

        We may not repurchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making payments of principal in respect of the notes. If we fail to repurchase the notes when required under the preceding paragraph, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

        A change in control will not be deemed to have occurred:

        (1) if the closing price of our common stock for any five of the ten trading days before the change in control is at least equal to 105% of the conversion price in effect immediately before the change in control; or

        (2) if:

        - at least 90% of the consideration received or to be received by the holders of our common stock in the transaction or transactions constituting a change in control consists of shares of common stock, or securities convertible into the shares of common stock that are, or upon issuance will be, traded on a national securities exchange or through the Nasdaq National Market, and

        - the consideration paid for our common stock in the transaction or transactions constituting the change in control consists of cash, securities that are traded on a national securities exchange or through the Nasdaq National Market or a combination of cash and such securities, and the aggregate fair market value of that consideration is at least 105% of the conversion price in effect immediately before the closing of the change in control.

        On or before the 30th day after the change in control, we must mail to the trustee and all holders of the notes a notice of the occurrence of the change in control, stating:

        -  the repurchase date;

        -  the date by which the repurchase right must be exercised;

        -  the repurchase price for the notes; and

        - the procedures which a holder of notes must follow to exercise the repurchase right.

        To exercise the repurchase right, the holder of a note must deliver, on or before the third business day before the repurchase date, a written notice to us and the trustee of the holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

        The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a change in control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Moreover, under the indenture, we will not be permitted to pay principal of or interest on, or otherwise acquire the notes, including any repurchase at the election of the holders of notes upon the occurrence of a change in control, if a payment default on our senior indebtedness has occurred and is continuing, or if our senior indebtedness is not paid in full in the event of our insolvency, bankruptcy, reorganization, dissolution or other winding up. Our ability to pay cash to holders of notes following the occurrence of a change in control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See "Risk Factors--Because we may be unable to raise the funds necessary to purchase the notes in the event of a change in control, a change in control may cause a default on the notes."

        If a change in control occurs and the holders exercise their rights to require us to repurchase notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

        The term "beneficial owner" will be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provision, except that a person will be deemed to have "beneficial ownership" of all shares that the person has the right to acquire, whether exercisable immediately or only after the passage of time.


CONSOLIDATION, MERGER AND SALE OF ASSETS

        We may, without the consent of the holders of any of the notes, consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

        - we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the trustee; and

        - after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

        Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Incyte under the indenture. Except in the case of a lease, if the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and the notes.

MODIFICATION AND WAIVER

        We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note, no supplemental indenture may, among other things:

        - change the stated maturity of the principal of or any installment of interest on any note;

        - reduce the principal amount of, or the premium or rate of interest on, any note;

        - change the currency in which the principal of any note or any premium or interest is payable;

        - impair the right to institute suit for the enforcement of any payment on or with respect to any note when due;

        - adversely affect the right provided in the indenture to convert any note;

        - modify the subordination provisions of the indenture in a manner adverse to the holders of the notes;

        - modify the provisions of the indenture relating to our requirement to offer to repurchase notes upon a change in control in a manner adverse to the holders of the notes;

        - reduce the percentage in principal amount of the outstanding notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture; or

        - waive a default in the payment of principal of or any premium or interest on any note.

        The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

        - waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

        - waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

        Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

        - to cure any ambiguity, omission, defect or inconsistency in the indenture;

        - to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the notes;

        - to make any change that does not adversely affect the rights of any holder of the notes; or

        - to comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act.

EVENTS OF DEFAULT

        Each of the following is an "event of default":

        (1) a default in the payment of any interest upon any of the notes when due and payable, continued for 30 days;

        (2) a default in the payment of the principal of and premium, if any, on any of the notes when due, including on a redemption date;

        (3) failure to pay when due the principal of or interest on indebtedness for money borrowed by us or our subsidiaries in excess of $10 million, or the acceleration of that indebtedness that is not withdrawn within 10 days after the date of written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes;

        (4) a default by us in the performance, or breach, of any of our other covenants in the indenture which are not remedied by the end of a period of 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes; or

        (5) events of bankruptcy, insolvency or reorganization of Incyte.

        If an event of default described in clauses (1), (2), (3) or (4) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of and accrued interest on all notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the indenture are satisfied. If an event of default of the type referred to in clause (5) occurs, the principal amount of and accrued interest on the outstanding notes will automatically become immediately due and payable.

        Within 90 days after a default, the trustee must give to the registered holders of notes notice of all uncured defaults known to it. The trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption obligation.

        The holders of not less than a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert a note in accordance with the indenture, no holder may institute any proceeding or pursue any remedy with respect to the indenture or the notes unless it complies with the conditions provided in the indenture, including:

        - holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy; and

        - holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense.

        We are required to deliver to the trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

BOOK-ENTRY, DELIVERY AND FORM

        We issued the notes in the form of one or more global notes. The global notes were deposited with, or on behalf of, the clearing agency registered under the Exchange Act that is designated to act as depositary for the notes and registered in the name of the depositary or its nominee. The Depository Trust Company, or DTC, will be the initial depositary. Except as described below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        You may hold beneficial interests in a global note directly through the DTC if you have an account with DTC, indirectly through organizations that have accounts with the DTC, directly through Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System and Clearstream Banking, if you have an account with those entities, or indirectly through organizations that have accounts with Euroclear or Clearstream. Euroclear and Clearstream will hold interests in a global note on behalf of their participants through DTC.

        DTC has advised us that DTC is:

        - a limited-purpose trust company organized under the laws of the State of New York;

        -  a member of the Federal Reserve System;

        - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

        - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include:

        -  securities brokers and dealers;

        -  banks;

        -  trust companies;

        -  clearing corporations; and

        -  various other organizations

        Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

        Upon the issuance of the global notes, DTC credited, on its book-entry registration and transfer system, the principal amount of the individual beneficial interests represented by the global note to the accounts of participants. Ownership of beneficial interests in a global note is shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC and the participants. Ownership of beneficial interests in a global note is limited to participants or persons that may hold interests through participants.

        So long as DTC or its nominee is the registered holder and owner of a global note, DTC or its nominee will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as described below, as the owner of a beneficial interest in a global note, you will be subject to the following limitations:

        - you will not be entitled to have the notes represented by the global notes registered in your name;

        - you will not receive or be entitled to receive physical delivery of certificated notes; and

        - you will not be considered to be the owner or holder of any notes under the global note.

        We understand that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action. The participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream Banking.

        We will make payments of the principal of, and interest on, the notes represented by a global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for:

        - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global note;

        - maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

        - any other aspect of the relationship between DTC and its participants; or

        - the relationship between the participants and indirect participants and the owners of beneficial interests in a global note.

        Unless and until it is exchanged in whole or in part for definitive notes, a global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

        We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in a global note are credited and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given direction. However, if there is an event of default under the notes, DTC will exchange the global notes for definitive notes, which it will distribute to its participants. These definitive notes are subject to certain restrictions on registration of transfers and will bear appropriate legends restricting their transfer.

        Although we expect that DTC, Euroclear and Clearstream Banking will agree to the procedures described above to facilitate transfers of interests in global notes among participants of DTC, Euroclear, and Clearstream Banking, DTC, Euroclear and Clearstream Banking are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

        If DTC is at any time unwilling or unable to continue as a depositary for global notes or ceases to be a clearing agency registered under the Securities Exchange Act and we do not appoint a successor depositary within 90 days, we will issue definitive notes in exchange for the global notes.

REGISTRATION RIGHTS

        We entered into a Registration Rights Agreement with the initial purchasers of the notes for the benefit of the holders of the notes and the common stock issuable on conversion of the notes. Under this agreement, we will, at our cost use all reasonable efforts to keep the shelf registration statement of which this prospectus forms a part effective after its effective date for as long as required to permit sales under Rule 144(k) under the Securities Act or any successor rule or regulation.

        We have the right to suspend use of the shelf registration statement during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events.

        If, after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then we will pay liquidated damages to all holders of notes and all holders of common stock issued on conversion of the notes equal to 0.5% per year until the failure is cured.

        A holder who elects to sell any securities pursuant to the shelf registration statement:

        -  will be required to be named as selling securityholder;

        -  will be required to deliver a prospectus to purchasers;

        - will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

        - will be bound by the provisions of the registration rights agreement which are applicable, including indemnification obligations.

        We refer to the notes and the common stock issuable on conversion of the notes as "registrable securities." Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire to be completed and delivered by that holder to us at least three business days before any intended distribution of registrable securities under the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as may be reasonably requested by us, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement or supplement to the related prospectus to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in this prospectus, as supplemented, and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

GOVERNING LAW

        The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of the principal United States federal income tax considerations relevant to purchasing, owning and disposing of the notes and the common stock into which you may convert the notes. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, existing Treasury regulations promulgated under the Code, and administrative and judicial interpretations thereof, all as in effect or proposed on the date of this prospectus and all of which are subject to change, possibly with retroactive effect or different interpretations.

        This discussion does not deal with all aspects of United States federal income taxation that may be important to holders of the notes or shares of common stock received upon conversion of the notes, and it does not include any description of the tax laws of any state, local or foreign government. This discussion does not address the tax consequences to subsequent beneficial owners of the notes, and is limited to beneficial owners who hold the notes and the shares of common stock received upon conversion of the notes as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not purport to address all of the United States federal income tax consequences that may be relevant to particular purchasers such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who have hedged the risk of owning a note or a share of common stock. Particular purchasers may be subject to special rules.

        For the purpose of this discussion, a "United States holder" refers to a beneficial owner of notes or common stock who or which is:

        - a citizen or resident of the United States for United States federal income tax purposes;

        - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

        - an estate the income of which is subject to United States federal income taxation regardless of its source;

        - a trust if (A) a United States court is able to exercise primary supervision over the administration of the trust and (B) one or more United States fiduciaries have authority to control all substantial decisions of the trust; or

        - otherwise subject to United States federal income tax on a net income basis in respect of its worldwide taxable income.

        The term "Non-United States holder" refers to any beneficial owner of a note or common stock who or which is not a United States holder.

        Prospective purchasers are urged to consult their own tax advisers as to the particular federal, state, local and foreign tax consequences to them of the acquisition, ownership and disposition of the notes, including the conversion of the notes into shares of common stock, and the effect that their particular circumstances may have on such tax consequences.

FEDERAL TAX CONSIDERATIONS APPLICABLE TO UNITED STATES HOLDERS

        Interest on Notes. Interest paid on the notes will be taxable to a United States holder as ordinary interest income in accordance with the holder's method of tax accounting. The notes were not issued with original issue discount within the meaning of the Code.

        Constructive Dividend. Some corporate transactions, such as distributions of assets to holders of common stock, may cause a deemed distribution to the holders of the notes if the conversion price or conversion ratio of the notes is adjusted to reflect such corporate transaction. These deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules discussed under "--Dividends on Shares of Common Stock."

        Conversion of Notes. A United States holder of notes generally will not recognize gain or loss on the conversion of the notes solely into shares of common stock, except with respect to cash received in lieu of fractional shares and common stock treated as attributable to the accrued interest on the notes. The United States holder's tax basis in the shares of common stock received upon conversion of the notes, not including shares of common stock attributable to accrued interest, will be equal to the holder's aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share. The holding period of the shares of common stock received by the holder upon a conversion of the notes generally will include the period during which the holder held the notes prior to the conversion. However, shares of common stock attributable to accrued interest will be taxed to the holder as ordinary income, the holder's tax basis in those shares will equal the amount so taxed and the holding period for those shares will generally begin the day following their receipt.

        Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares exchanged.

        Dividends on Shares of Common Stock. We have never paid any dividends and do not anticipate paying dividends for the foreseeable future. If, however, we make distributions on shares of our common stock, the distributions will constitute dividends for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Dividends paid to holders that are United States corporations may qualify for the dividends-received deduction.

        To the extent that a United States holder receives a distribution on its shares of common stock that would otherwise constitute a dividend for United States federal income tax purposes but that exceeds our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital reducing the holder's basis in its shares of common stock. Any such distribution in excess of the holder's basis in its shares of common stock will be treated as capital gain.

        Sale or Exchange of Notes or Shares of Common Stock. In general, a United States holder of notes will recognize gain or loss upon the sale, redemption, retirement or other disposition of the notes measured by the difference between:

        - the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest which will be taxable as such) and

        -  the United States holder's tax basis in the notes.

        A United States holder's tax basis in the notes generally will equal the cost of the notes to the holder. In general, each United States holder of common stock into which the notes have been converted will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the common stock under rules similar to those applicable to the notes. Special rules may apply to redemptions of the common stock which may result in the amount paid being treated as a dividend. Gain or loss on the disposition of the notes or shares of common stock will be capital gain or loss and will be long-term capital gain or loss if the holding period of the notes or the common stock disposed of exceeds one year.

CERTAIN FEDERAL TAX CONSIDERATIONS APPLICABLE TO NON-UNITED STATES HOLDERS

        Interest on Notes. Generally, interest paid on the notes to a Non-United States holder will not be subject to United States federal income tax if:

        - the interest is not effectively connected with the conduct of a trade or business within the United States by such Non-United States holder;

        - the Non-United States holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation with respect to which we are a "related person" within the meaning of the Code; for this purpose, the holder of the notes is deemed to own constructively the common stock into which the notes could be converted; and

        - the beneficial owner, under penalty of perjury, certifies that the owner is not a United States person and provides the owner's name and address.

        If specified requirements are satisfied, the certification described in the last clause above may be provided by a securities clearing organization, a bank or other financial institution that holds customers' securities in the ordinary course of its trade or business. Under recently adopted United States Treasury regulations, which generally are effective for payments made after December 31, 2000, subject to certain transition rules, the certification described in the last clause above also may be provided by a qualified intermediary on behalf of one or more beneficial owners, or other intermediaries, provided that the intermediary has entered into a withholding agreement with the Internal Revenue Service and other conditions are met. A holder that is not exempt from tax under these rules will be subject to United States federal income tax withholding at a rate of 30% unless the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to the United States federal income tax on net income that applies to United States persons generally. Corporate Non-United States holders that receive interest income that is effectively connected with the conduct of a trade or business within the United States may also be subject to an additional "branch profits" tax on such income. Non-United States holders should consult applicable income tax treaties, which may provide different rules.

        Conversion of Notes. A Non-United States holder generally will not be subject to United States federal income tax on the conversion of a note into shares of common stock. To the extent a Non-United States holder receives shares of common stock attributable to accrued interest, the amounts will be taxed as described above under "Certain Federal Tax Considerations Applicable to Non-United States Holders--Interest on Notes." To the extent a Non-United States holder receives cash in lieu of a fractional share on conversion, the cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock.

        Dividends on Shares of Common Stock. Generally, any distribution on shares of common stock to a Non-United States holder will be subject to United States federal income tax withholding at a rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States holder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally. Corporate Non-United States holders that receive dividend income that is effectively connected with the conduct of a trade or business within the United States also may be subject to an additional "branch profits" tax on such income. Non-United States holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A Non-United States holder and partners, shareholders or other beneficiaries of partnerships or other fiscally transparent entities that are Non-United States holders may be required to satisfy certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

        Sale or Exchange of Notes or Shares of Common Stock. A Non-United States holder generally will not be subject to United States federal income tax on gain recognized upon the sale or other disposition of the notes or shares of common stock unless:

        - the gain is, or is treated as, effectively connected with the conduct of a trade or business within the United States by the Non-United States holder;

        - in the case of a Non-United States holder who is a nonresident alien individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year and specified other circumstances are present; or

        - we are a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period. We do not believe that we currently are a "United States real property holding corporation" or that we will become one in the future.

        Federal Estate Taxes. A note beneficially owned by an individual who is a Non-United States holder at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of the individual's death, provided that:

        - the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code; and

        - interest payments with respect to the note would not have been, if received at the time of the individual's death, effectively connected with the conduct of a U.S. trade or business by the individual.

        Common stock owned or treated as owned by an individual who is a Non-United States holder at the time of his or her death will be included in the individual's estate for United States federal estate tax purposes and thus will be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

        United States Holders. Information reporting and backup withholding may apply to payments of interest or dividends on, or the proceeds of the sale or other disposition of, the notes or shares of common stock made by us with respect to non-corporate United States holders. These holders generally will be subject to backup withholding at a rate of 31% unless the recipient of the payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the United States holder's federal income tax, upon furnishing the required information to the Internal Revenue Service.

        Non-United States holders. Generally, information reporting and backup withholding of United States federal income tax at a rate of 31% may apply to the payment of principal, interest and premium, if any, to Non-United States holders if the payee fails to certify that the holder is a Non-United States person or if we or our paying agent have actual knowledge that the payee is a United States person.

        The payment of the proceeds on the disposition of notes or shares of common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-United States holder of notes or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding. However, if the broker is (1) a United States person, (2) a controlled foreign corporation for United States tax purposes, (3) a foreign person 50% or more of whose gross income from all sources is from activities that are effectively connected with a United States trade or business, or (4) with respect to payments made after December 31, 2000, a foreign partnership in which United States persons hold more than 50% of the income or capital interests or which is engaged in a United States trade or business at any time during its tax year, information reporting will apply unless the broker has documentary evidence of the owner's foreign status and has no actual knowledge to the contrary or unless the owner otherwise establishes an exemption. Both backup withholding and information reporting will apply to the proceeds from the disposition if the broker has actual knowledge that the payee is a United States holder.

        Recently adopted United States Treasury regulations, which generally are effective for payments made after December 31, 2000, subject to transition rules, alter the rules described above. Among other things, the regulations provide presumptions under which a Non-United States holder is subject to information reporting and backup withholding at the rate of 31% unless we receive certification from the holder of non-U.S. status. Depending on the circumstances, this certificate will need to be provided:

        -  directly by the Non-United States holder;

        - in the case of a Non-United States holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of such entity; or

        - qualified financial institutions or other qualified entities on behalf of the Non-United States holder.

                             SELLING SECURITYHOLDERS

        The notes were originally issued by us and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or non-U.S. persons within the meaning of Regulation S under the Securities Act of 1933. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are converted.

        The following table shows information as of August 1, 2000 regarding the principal amounts of notes beneficially owned by each of the selling securityholders that may be offered under this prospectus. Information with respect to beneficial ownership is based upon information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.


                                                    PRINCIPAL AMOUNT         COMMON STOCK                           COMMON STOCK
                                                       OF NOTES             ISSUABLE UPON           COMMON           OWNED AFTER
                                                   BENEFICIALLY OWNED        CONVERSION OF          STOCK            COMPLETION
NAME                                                 AND OFFERED(1)           THE NOTES(1)         OFFERED(1)       OF THE OFFERING
----                                               ------------------        -------------         ----------       ---------------
Allstate Insurance Company                           $   295,000                  2,187               2,187               --
Argent Classic Convertible Arbitrage
   Fund (Bermuda) L.P.                                 3,400,000                 25,215              25,215               --
Bank Austria Cayman Island, Ltd.                         500,000                  3,708               3,708               --
Bear, Stearns & Co. Inc.                               1,500,000                 11,124              11,124               --
BNP Arbitrage SNC                                      9,000,000                 66,746              66,746               --
Chrysler Corporation Master Retirement Fund            1,620,000                 12,014              12,014               --
Credit Suisse First Boston Corporation                 2,050,000                 15,203              15,203               --
Delta Air Lines Master Trust                           1,275,000                  9,455               9,455               --
Highbridge International LLC                          10,000,000                 74,163              74,163               --
JMG Capital Partners, LP                               5,500,000                 40,789              40,789               --
JMG Triton Offshore Fund, Ltd.                         9,000,000                 66,746              66,746               --
KBC Financial Products                                 4,200,000                 31,148              31,148               --
Kentfield Trading, Ltd.                                  933,000                  6,919               6,919               --
Lipper Convertibles, L.P.                              5,000,000                 37,081              37,081               --
Main Picture Industry Health Plan -
   Active Member Fund                                    185,000                  1,372               1,372               --
Motion Picture Industry Health Plan
   Retiree Member Fund                                    95,000                    704                 704               --
OCM Convertible Trust                                    400,000                  2,966               2,966               --
Onyx Fund Holdings, LDC                                8,000,000                 59,330              59,330               --
Paloma Securities L.L.C.                              11,500,000                 85,286              85,286               --
Partner Reinsurance Company, Ltd.                        335,000                  2,484               2,484               --
R(2) Investments, LDC                                 10,500,000                 77,871              77,871               --
Ramius Capital Group Holdings, Ltd.                      500,000                  3,708               3,708               --
SG Cowen Securities                                    5,000,000                 37,081              37,081               --
State Employees' Retirement Fund of
   the State of Delaware                                 830,000                  6,155               6,155               --

                                                    PRINCIPAL AMOUNT         COMMON STOCK                           COMMON STOCK
                                                       OF NOTES             ISSUABLE UPON           COMMON           OWNED AFTER
                                                   BENEFICIALLY OWNED        CONVERSION OF          STOCK            COMPLETION
NAME                                                 AND OFFERED(1)           THE NOTES(1)         OFFERED(1)       OF THE OFFERING
----                                               ------------------        -------------         ----------       ---------------
State of Connecticut
   Combined Investment Fund                              865,000                  6,415               6,415               --
Teacher's Insurance and
   Annuity Association                                 1,000,000                  7,416               7,416               --
Tribeca Investments LLC                               10,550,000                 78,241              78,241               --
Vanguard Convertible Securities Fund, Inc.             3,495,000                 25,919              25,919               --
White River Securities LLC                             1,500,000                 11,124              11,124               --

 (1) Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date on which selling securityholders provided information to us regarding their notes.

        None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

        Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the per share conversion price and, therefore, the number of shares of common stock issuable on conversion of the notes, is subject to adjustment. As a result, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

        The selling securityholders may offer and sell the notes and shares covered by this prospectus at various times. As used in this prospectus, the term "selling securityholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling securityholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling securityholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. Sales of notes and the common stock into which the notes are convertible may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The notes and shares of common stock may be sold by means of one or more of the following methods:

        - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

        - purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

        - ordinary brokerage transactions in which the broker solicits purchasers;

        - in connection with short sales, in which the notes or shares are redelivered to close out short positions;

        - in connection with the loan or pledge of notes or shares covered by this prospectus to a broker-dealer, and the sale of the notes or shares so loaned or the sale of the notes or shares so pledged upon a default;

        - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

        -  privately negotiated transactions; or

        -  in a combination of any of the above methods.

        If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

        In effecting sales, broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or from the purchasers of the notes or shares or from both.

        The aggregate proceeds to the selling securityholders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

        Our outstanding common stock is listed for quotation on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

        In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act of 1934 and the rules under that Act relating to stock manipulation, particularly Regulation M.

        In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

        We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for us and the selling securityholders to indemnify each other against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling securityholders incident to the offering and sale of the notes and the common stock, provided that each selling securityholder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.

                                  LEGAL MATTERS

        Selected legal matters with respect to the validity of notes and common stock offered by this prospectus are being passed upon for us by Pillsbury Madison & Sutro LLP, San Francisco, California.

                                     EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999. Our consolidated financial statements are incorporated by reference in this prospectus in reliance on Ernst & Young LLP's report, which is based in part on the report of PricewaterhouseCoopers LLP, given on the authority of Ernst & Young LLP as experts in accounting and auditing.

        The audited financial statements of diaDexus, LLC not separately presented in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon appears in the Incyte Genomics, Inc. annual report on Form 10-K for the year ended December 31, 1999. Such financial statements, to the extent they have been included in the financial statements of Incyte Genomics, Inc., have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference rooms:

   450 Fifth Street, N.W.       500 West Madison Street   7 World Trade Center
   Room 1024                    14th Floor                Suite 1300
   Washington, D.C.             Chicago, Illinois         New York, New York

        Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

        We have filed with the Commission a registration statement that contains this prospectus on Form S-3 under the Securities Act of 1933. The registration statement relates to the notes and the common stock issuable on conversion of the notes offered by the selling securityholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to the Company, the notes and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

                       DOCUMENTS INCORPORATED BY REFERENCE

        The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

        -  Our Annual Report on Form 10-K for the year ended December 31, 1999.

        -  Our Quarterly Report on Form 10-Q for the quarter ended March 31,
           2000.

        - Our current reports on Form 8-K filed with the Commission on February 1, 2000; February 17, 2000; February 22, 2000; February 24, 2000;
           March 24, 2000 and July 25, 2000.

        - The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on January 5, 1996.

        - The description of our Series A Participating Preferred Stock Purchase Rights contained in the registration statement on Form 8-A filed under the Exchange Act on September 30, 1998.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

        Investor Relations
        Incyte Genomics, Inc.
        3160 Porter Drive
        Palo Alto, California 94304
        Telephone (650) 845-4589

                               ----------------------

        We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling securityholders are offering to sell, and seeking offers to buy, only the notes and shares of common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.